EX-28.d.3.i.1
EXHIBIT A
SUBADVISORY AGREEMENT
AMONG
NATIONWIDE MUTUAL FUNDS,
NATIONWIDE FUND ADVISORS
AND FEDERATED INVESTMENT MANAGEMENT COMPANY
Effective April 2, 2009
As amended December 2, 2009*

Funds of the Trust	Subadvisory Fees
Nationwide Money Market Fund	0.10% on Aggregate Subadviser Assets† up to $500 million;

0.08% on Aggregate Subadviser Assets† of $500 million and more but less than $1 billion;

0.06% on Aggregate Subadviser Assets† of $1 billion and more but less than $1.5 billion;

0.04% on Aggregate Subadviser Assets† of $1.5 billion and more but less than $2 billion; and

0.02% on Aggregate Subadviser Assets† of $2 billion and more.

*	As approved at the Board of Trustees Meeting held on December 2, 2009.

†	The term “Aggregate Subadviser Assets” shall mean the aggregate amount resulting from the combination of Subadviser Assets of the Nationwide Money Market Fund together with the Subadviser Assets (as defined in a Subadvisory Agreement among Nationwide Variable Insurance Trust, Nationwide Fund Advisors and Federated Investment Management Company, dated April 2, 2009 (the “NVIT Agreement”)) of the NVIT Money Market Fund, a series of Nationwide Variable Insurance Trust. Notwithstanding the foregoing, the Adviser agrees to pay the Subadviser a minimum annual fee, resulting from its combined obligations pursuant to this Agreement with respect to the Nationwide Money Market Fund and the NVIT Agreement with respect to the NVIT Money Market Fund and NVIT Money Market Fund II, of no less than $2 million.

Notwithstanding the foregoing, the amount of the fee payable by the Adviser to the Subadviser shall be reduced by an amount equal to the dollar amount the Subadviser earns as investment adviser to any other money market fund advised by it (a “Federated Fund”) that is attributable to the investment of any Aggregate Subadviser Assets in a Federated Fund (the “Offset Amount”). In

the event that any such Aggregate Subadviser Assets are invested in a Federated Fund, the minimum annual fee of $2 million shall be reduced by an amount equal to the Offset Amount. The Adviser agrees that it shall reimburse the Nationwide Money Market Fund by the proportionate amount of any Offset Amount that is attributable to the investment of such Fund’s assets in a Federated Fund.
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